Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-97053 and 333-115405 on Form S-3 of our report relating to the consolidated financial statements and financial statement schedules of Wisconsin Public Service Corporation and subsidiaries dated March 9, 2005 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of a new accounting principle) and of our report dated March 9, 2005 relating to management's report of the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of Wisconsin Public Service Corporation for the year ended December 31, 2004.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
March 9, 2005